SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________________

FORM 11-K

_____________________________

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

COMMISSION FILE NO.  1-12534

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NEWFIELD EXPLORATION COMPANY
DEFERRED COMPENSATION PLAN
(Full title of the Plan and the address of the Plan, if different from that of the issuer named below)

_____________________________

NEWFIELD EXPLORATION COMPANY
 4 WATERWAY SQUARE PLACE
 SUITE 100
 THE WOODLANDS, TEXAS 77380
 (281) 210-5100
 (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

NEWFIELD EXPLORATION COMPANY DEFERRED COMPENSATION PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and Plan Administrator of the
      Newfield Exploration Company Deferred Compensation Plan

We have audited the accompanying statements of financial condition of the Newfield Exploration Company Deferred Compensation Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statements of income and changes in plan equity for the years ended December 31, 2012, 2011 and 2010.  These financial statements are the responsibility of Plan management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform these audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by Plan management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 2012 and 2011, and the income and changes in plan equity for the years ended December 31, 2012, 2011 and 2010 in conformity with accounting principles generally accepted in the United States of America.

/s/ McConnell & Jones LLP
Houston, Texas
March 28, 2013

NEWFIELD EXPLORATION COMPANY DEFERRED COMPENSATION PLAN
STATEMENTS OF FINANCIAL CONDITION

	December 31,
	2012	2011
Assets
Investments, at fair value (Note 3)	$5,944,217	$4,206,466

Plan Equity	$5,944,217	$4,206,466

See accompanying notes to financial statements.

NEWFIELD EXPLORATION COMPANY DEFERRED COMPENSATION PLAN
STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY

	Years Ended December 31,
	2012	2011	2010
INCOME (LOSS):
Investment income (loss), net:
Dividends	$119,617	$124,248	$69,589
Net appreciation (depreciation) of investments	409,759	(285,711)	294,045
Total investment income (loss), net	529,376	(161,463)	363,634

Contributions:
Member contributions	1,038,498	923,510	815,207
Employer contributions	169,877	126,134	61,362
Total contributions	1,208,375	1,049,644	876,569

NET INCREASE IN PLAN EQUITY	1,737,751	888,181	1,240,203

PLAN EQUITY:
Beginning of year	4,206,466	3,318,285	2,078,082

End of year	$5,944,217	$4,206,466	$3,318,285

See accompanying notes to financial statements.

NEWFIELD EXPLORATION COMPANY DEFERRED COMPENSATION PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF THE PLAN

The following description of the Newfield Exploration Company Deferred Compensation Plan, as amended and restated effective November 6, 2008 and amended effective November 9, 2012 (the “Plan”), contains general information for financial reporting purposes.  A summary plan description is provided to members explaining general Plan provisions.  The Plan agreement, however, governs the operation of the Plan, and its terms prevail in the event of a conflict with any summary of the Plan.  Members should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General:  The Plan is a nonqualified supplemental deferred compensation plan originally adopted effective as of April 1, 1997, amended and restated effective November 6, 2008 and amended effective as of November 9, 2012 (“the amendment”).  Generally, the purpose of the Plan is to recognize the value that the past and present services of the employees covered by the Plan have to Newfield Exploration Company (“Newfield”) and to encourage and assure their continued service with Newfield by making more adequate provision for their future retirement security.  The Plan is intended to constitute an unfunded, unsecured plan of deferred compensation for a select group of management or highly compensated employees of Newfield.

The Plan Committee, authorized by the Compensation & Management Development Committee (the “Committee”) of Newfield’s Board of Directors, serves as the Plan Administrator (the “Plan Administrator”).

Eligibility and Vesting:  The Plan covers key employees (“members”) who are designated by the Committee as eligible to participate in the Plan.  Participation is voluntary, and members may contribute up to 90% of the member’s base salary and up to 100% of the member’s bonus compensation.  A member is 100% vested in his account at all times.

Member Accounts:  An account is maintained for each member in the Plan.  The Plan Administrator will select one or more phantom investment funds, including Newfield’s common stock, that will serve as hypothetical investment options for a member’s account.  Each member will treat the amounts credited to his account as if they were invested in one or more phantom investment funds.  The Committee shall adjust the member’s account for any earnings and losses as if it were invested in accordance with the member’s phantom investment election. The Plan allows member deferrals to be converted to phantom units only on specified dates.

Members have the election to have all or part of a member’s deferred amounts credited to his account in the form of hypothetical Newfield common stock based upon a one-time valuation of the common stock on or about the third Wednesday of January following the election.  The number of common stock shares credited to the member’s account shall be adjusted, as appropriate, to reflect any stock splits, stock dividends, reverse splits and any other recapitalization transactions.

Company Deferrals:  For each year during which a member has made the maximum elective contributions under Newfield’s 401(k) Plan, Newfield will credit the member’s account with an amount equal to 100% of the compensation deferrals made by the member, up to 8% of the member’s base salary for that year and reduced by any matching contributions made for the account of the member under Newfield’s 401(k) Plan for that year or such lesser amount as may be credited consistent with section 409A of the Internal Revenue Code.

Benefit Payments:  Members may elect to receive benefit payments in the form of a lump sum or installment payments.  The amendment provides that payments may be made in cash, Newfield stock or a combination of both, at the discretion of the Committee.  Members are eligible for distribution of their benefits upon death, separation from service and in certain cases of severe financial hardship (as defined in the Plan).

Trust:  Newfield established a Grantor (Rabbi) Trust (the “Trust”) for the Plan, in which Charles Schwab Trust Company serves as the trustee.  The Trust shall be governed by and subject to the terms of a trust agreement entered into between Newfield, as grantor, and the trustee.  Members are considered unsecured creditors, with no secured or preferential rights to any assets of Newfield.  Assets held by the Trust are available to Newfield’s general creditors in the event of Newfield’s insolvency.  Under the Plan, the trustee cannot use Trust assets to purchase Newfield common stock in the open market.

NEWFIELD EXPLORATION COMPANY DEFERRED COMPENSATION PLAN
NOTES TO FINANCIAL STATEMENTS – (Continued)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:  The Plan’s financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Use of Estimates:  The preparation of financial statements in conformity with US GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets, changes therein and the accompanying notes to the financial statements.  Actual results could differ from those estimates.

Risks and Uncertainties:  The Plan provides for various investment options.  The underlying investment securities are exposed to various risks, such as interest rate, liquidity, credit and overall market volatility risk.  Due to the general level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amount reported in the Statements of Financial Condition and the individual member account balances.

Payment of Benefits:  Benefits are recorded when paid.

Investment Valuation and Income Recognition:  The Plan’s investments include various publicly-traded mutual funds, which are valued based on quoted market prices on the last business day of the Plan year.  The change in market value of the investments is reflected in the Statements of Income and Changes in Plan Equity as net appreciation/depreciation of investments.

Purchases and sales of investments are recorded on a trade-date basis.  Realized gains and losses on investments are calculated using average costs.  Interest is recorded when earned.  Dividends are recorded on the ex-dividend date.

Investments are stated at fair value.  Fair value, as defined by Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic 820, “Fair Value Measurements and Disclosures” (Topic 820), is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market members at the measurement date.  See Note 4 for a discussion of fair value measurements.

NOTE 3 – INVESTMENTS

Investments at fair value based on quoted market prices at December 31 are as follows:

	2012		2011
Allianz AGIC Micro Cap Inst	$382,976	*	$298,903	*
American Beacon Large Cap Value Inst	698,318	*	539,080	*
Columbia Small Cap Value II Z	50,029		67,945
Columbia Strategic Income Fund Cl Z	180,103		59,840
Harbor Capital Appreciation Fund Inst	36,181		21,380
JHancock Disciplined Value Mid Cap R6	367,730	*	—
JPMorgan Mid Cap Growth Select	61,738		53,006
Nuveen Mid Cap Value I	—		301,378	*
Schwab Retirement Advtg Money Fund	1,638,160	*	751,494	*
Schwab S&P 500 Index Fund	278,436		192,857
Scout International Fund	83,840		94,095
T. Rowe Price Retirement Income Fund	473,503	*	398,594	*
T. Rowe Price Retirement 2010	161,788		148,521
T. Rowe Price Retirement 2020	46,479		53,558
T. Rowe Price Retirement 2030	55,940		42,854
Vanguard Small Cap Growth Index Fund	446,442	*	367,128	*
Vanguard Total Bond Mkt Index Inst Sh	588,527	*	484,096	*
Vanguard Total Intl Stock Index Inst	394,027	*	331,737	*
	$5,944,217		$4,206,466
____________

* Investments representing 5% or more of the Plan’s equity at December 31, 2012 and/or 2011.

NEWFIELD EXPLORATION COMPANY DEFERRED COMPENSATION PLAN
NOTES TO FINANCIAL STATEMENTS – (Continued)

For the indicated years, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Years Ended December 31,
	2012	2011	2010

Money market fund	$—	$—	$—
Mutual funds	409,759	(285,711)	294,045
	$409,759	$(285,711)	$294,045

NOTE 4 – FAIR VALUE MEASUREMENTS

The Plan follows Topic 820, which defines fair value, establishes a framework for measuring fair value in accordance with US GAAP and expands disclosure requirements about fair value measurements.  Under Topic 820, fair value is considered to be the exchange price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date.  The fair value definition under Topic 820 focuses on an exit price, which is the price that would be received by the Plan to sell an asset or paid to transfer a liability versus an entry price, which would be the price paid to acquire an asset or received to assume a liability.

Topic 820 provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3).  The three levels of the fair value hierarchy under Topic 820 are described below:

Level 1:	Unadjusted quoted prices for identical assets in active markets that the Plan has the ability to access.

Level 2:	Quoted prices for similar assets in active markets; quoted prices for identical or similar assets in inactive markets; and interest rates, credit risk, etc. that are determined for an asset, either directly or indirectly, based on independent market data.

Level 3:	Significant unobservable inputs for the fair value measurement of the assets.

Following is a description of the valuation methodologies used for investments measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Money market and mutual funds: Valued at the net asset value, based on quoted market prices in active markets, of shares held by the Plan at year-end.

The following tables summarize the valuation of the Plan’s investments by fair value hierarchy:

	Level 1	Level 2	Level 3	Total

As of December 31, 2012:
Money market fund	$1,638,160	$—	$—	$1,638,160
Mutual funds	4,306,057	—	—	4,306,057
Total	$5,944,217	$—	$—	$5,944,217

As of December 31, 2011:
Money market fund	$751,494	$—	$—	$751,494
Mutual funds	3,454,972	—	—	3,454,972
Total	$4,206,466	$—	$—	$4,206,466

NEWFIELD EXPLORATION COMPANY DEFERRED COMPENSATION PLAN
NOTES TO FINANCIAL STATEMENTS – (Continued)

NOTE 5 – ADMINISTRATIVE EXPENSES OF THE PLAN

All administrative expenses of the Plan are paid by Newfield.

NOTE 6 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Committee retains the right to amend or terminate the Plan at any time.  If the Plan is terminated, all sums credited to individual accounts would be distributed to the members as provided in the Plan.  If a change of control (as defined in the Plan) occurs, the Committee may terminate the Plan within 30 days before or up to 12 months after a change of control and distribute each member’s account within 12 months of the date of the Plan termination.

NOTE 7 – TAX STATUS

The Plan, being operated as a nonqualified deferred compensation plan, is not subject to federal income tax.  A nonqualified deferred compensation arrangement effectively defers compensation for individual members.  A member will not incur federal income tax liability when the compensation is deferred pursuant to the Plan or when investment gains and losses are credited or charged to a member’s account.  Rather, a member will incur federal income tax liability for such contributions and income only when distributions are made to a member.

The Plan is not qualified under section 401(a) of the Internal Revenue Code and is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

NOTE 8 – RELATED-PARTY TRANSACTIONS

Charles Schwab Trust Company and Schwab Retirement Plan Services, Inc. (collectively referred to as “Schwab”) are trustee and recordkeeper, respectively, of the Plan.  Plan investments in funds offered by Schwab qualify as related-party transactions.  Total assets invested in these funds were $1,916,597 at December 31, 2012 and $944,351 at December 31, 2011.

NOTE 9 – NEW ACCOUNTING PRONOUNCEMENT

In May 2011, the FASB issued Accounting Standards Update (ASU) 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.”  This ASU requires us, for Level 3 fair value measurements, to disclose quantitative information about unobservable inputs used, a description of the valuation processes used, and a qualitative discussion about the sensitivities of the measurements.  The guidance is effective for interim and annual periods beginning after December 15, 2011.  Adopting this ASU during the year ended December 31, 2012 did not have a material impact on the Plan’s financial statements.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NEWFIELD EXPLORATION COMPANY DEFERRED COMPENSATION PLAN

Date: March 28, 2013	By:	/s/ Deanna L. Jones
Deanna L. Jones, Newfield Exploration Company
Vice President, Human Resources
On behalf of Plan Administrator

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm — McConnell & Jones LLP